 Exhibit 12

AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2008	2007	2006	2005	2004

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(2,118)	$456	$189	$(893)	$(781)

Add: Total fixed charges (per below)	1,678	1,876	1,987	1,882	1,784

Less: Interest capitalized	33	20	29	65	80
Total earnings (loss)	$(473)	$2,312	$2,147	$924	$923

Fixed charges:
Interest	$703	$857	$969	$897	$822

Portion of rental expense representative of the interest factor	847	898	898	876	869

Amortization of debt discount	128	121	120	109	93
Total fixed charges	$1,678	$1,876	$1,987	$1,882	$1,784

Ratio of earnings to fixed charges	-	1.23	1.08	-	-

Coverage deficiency	$2,151	$-	$-	$958	$861